Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, [redacted]

RECEIVED
2006 DEC -4 P 1:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06018925

Reykjavik, 27 November 2006
File no. 90-06-0243

SUPPL

**Re: Actavis Group hf. (File No. 82-34959)**
**Submission Pursuant to Rule 12g3-2(b)(iii)**

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (24 November 2006): Actavis Group hf. announces that the deputy to the CEO resigns. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson, Associate
LOGOS legal services

PROCESSED
DEC 0 6 2006
THOMSON FINANCIAL

RECEIVED
2006 DEC -4 P 1:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Actavis Group - Deputy to the CEO resigns**

24.11.2006 15:52:23

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Flokkur: Fyrirtækjafréttir

Prenta

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Actavis Group ("ACT"), the international generic pharmaceuticals company, announces today that Svafa Gronfeldt, Deputy to the CEO, will leave the Company in December 2006 to become the Dean of Reykjavik University. Svafa will continue to work for Actavis on specific projects in the coming months.

Sigurdur Oli Olafsson, Executive Vice President of the North America sales division, will now become the Deputy CEO of the Group, as of 1 December 2006 in addition to his current responsibility. Olafsson, a Pharmacist from the University of Iceland, joined Actavis in 2003 after working for Pfizer UK from 1998 and then Pfizer in the US from 2001 where he worked in Global Research and Development. Previously Olafsson served as Marketing Manager for an Actavis subsidiary, later becoming Drug Development Manager.

**Robert Wessman, Chief Executive of Actavis, said:**
"Svafa has done a tremendous job during her time at Actavis and on behalf of the Executive Board, I would like to thank her for her dedication and contribution."

For further information:
Halldor Kristmannsson
Vice President of Actavis Corporate Communications and IR
Tel: +354 535 2300 / 354 840 3425
hkristmannsson@actavis.com